Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
Managing Partner
Investor Relations Intl.
Ph: 818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 15, 2007
LJ INTERNATIONAL’S ENZO DIVISION
OPENS 62ND STORE IN CHINA
HONG KONG and LOS ANGELES, June 15, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest-growing jewelry companies in the world, today reported that its retail division, ENZO, now has 62 stores open in China. LJI also reiterated its target of having 100 ENZO stores in operation by the beginning of 2008.
ENZO has now opened 20 stores since the start of 2007. Currently, it operates 16 stores in Shanghai, 13 in Beijing, four each in Tianjin, Harbin and Shenyang, three in Hong Kong, two each in Dalian, Ningbo, Changsha, Chengdu and Heifei, and one each in Qingdao, Shijiazhuang, Zhengzhou, Jinan, Wuxi, Chongqing, Macau and Shenzhen. ENZO expects to open its second store in Macau at the Venetian Macau Resort (NYSE: LVS) in August 2007.
LJI noted that the latest store count should enable the Company to meet or exceed its projection, announced in February 2007, that ENZO would reach the 100-store mark by 2008 — just over three years after the division was established. This achievement would further strengthen ENZO’s dominant position as the largest foreign-branded jewelry retail chain in China.
Yu Chuan Yih, Chairman and CEO of LJI, commented, “We are pleased to report that the pace of our ENZO store openings is continuing as planned. The market acceptance we are receiving from our retail customers in China is even more gratifying. As a result, ENZO is quickly strengthening its position as the dominant leader amongst the foreign-branded jewelry companies in China.”
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.

About LJ International
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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